CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$5,000,000	$153.50

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $450,236.39 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $153.50 offset against the registration fee due for this offering and of which $450,082.89 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Amended and restated pricing supplement no. 607-A† To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 93-I dated August 6, 2007	Registration Statement No. 333-130051 Dated August 10, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $5,000,000 Callable Leveraged Floating Rate Notes Linked to the 3-Month LIBOR and the SIFMA Municipal Swap Index due August 13, 2022

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 13, 2022, subject to postponement as described below.
  The notes are designed for investors who seek floating-rate interest payments linked to the 3-month LIBOR and the SIFMA Municipal Swap Index, while seeking full principal protection at maturity.
  At our option, we may redeem the notes, in whole or in part, on any of the Redemption Dates specified below.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on August 6, 2007 and are expected to settle on or about August 13, 2007.

Key Terms

Maturity Date:	August 13, 2022, or if such day is not a business day, the next succeeding business day.
Payment at Maturity:	If the notes have not been redeemed, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid interest.
Payment upon Redemption:

At our option, we may redeem the notes, in whole or in part, on the 13th calendar day of February, May, August and November of each year (each such date, a “Redemption Date”), commencing August 13, 2011. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the 15th calendar day prior to the Redemption Date. We will provide notice of redemption at least 90 calendar days prior to the applicable Redemption Date.

Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:
$1,000 x Interest Rate x (the actual number of days in the Interest Period / 365)
Interest Rate:

With respect to each Interest Period, a rate per annum equal to the sum of (1) the Interest Factor of 10.00% per annum and (2) the product of (a) the Leverage Factor of 10.00 and (b) (i) the product of the LIBOR Adjustment Factor of 67.0% and the Average LIBOR minus (ii) the Average SIFMA Level on the applicable Determination Date, subject to the Minimum Rate of 0.00% per annum. The Interest Rate for each Interest Period will be calculated as follows:

10.00% + {10.00 x [(67.0% x Average LIBOR) – Average SIFMA Level]}
Notwithstanding the foregoing, in no event will the Interest Rate for any Interest Period be less than the Minimum Rate of 0.00% per annum.
Determination Date:	For each Interest Period, two business days immediately prior to the beginning of the applicable Interest Period.
Interest Period:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date or, if the notes have been redeemed prior to the first Interest Payment Date, ending on but excluding the Redemption Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date or, if the notes have been redeemed prior to such next succeeding Interest Payment Date, ending on but excluding the Redemption Date.

Interest Payment Dates:

Interest on the notes will be payable quarterly in arrears on the 13th calendar day of February, May, August and November of each year (each such date, an “Interest Payment Date”), commencing November 13, 2007, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the Redemption Date. See “Selected Purchase Considerations — Quarterly Interest Payments” in this pricing supplement no. 607-A for more information.

Average LIBOR:

On any Determination Date, the daily weighted average of the LIBOR Rates for each calendar day in the Averaging Period. For the purposes of calculating the Average LIBOR, the determination of the LIBOR Rate for each calendar day in the Averaging Period will be based on such LIBOR Rate on the LIBOR Determination Date. The LIBOR Rate will be reset weekly on each LIBOR Determination Date; however, the average calculation is measured daily for each calendar day in the Averaging Period.

LIBOR Rate:

For each LIBOR Determination Date, the LIBOR Rate refers to the London Interbank Offer Rate for deposits in U.S. dollars with a Designated Maturity of three months that appears on Reuters page “LIBOR01“ (or any successor page) at approximately 11:00 a.m., London time, on the second London business day before the LIBOR Determination Date, as determined by the calculation agent.

Other Key Terms:	Please see “Additional Key Terms” in this pricing supplement no. 607-A for other key terms.
†	This pricing supplement no. 607-A amends and restates and supersedes pricing supplement no. 607 to product supplement no. 93-I (pricing supplement no. 607 Is available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/19617/000089109207003445/e28216_424b2.pdf) in its entirety.

Investing in the Callable Leveraged Floating Rate Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 93-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement no. 607-A.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	—	$1,000

Total	$5,000,000	—	$5,000,000

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will forgo any commission in connection with the offering of the notes. See “Underwriting” beginning on page PS-22 of the accompanying product supplement no. 93-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 10, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement no. 607-A together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 93-I dated August 6, 2007. This pricing supplement no. 607-A, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This pricing supplement no. 607-A amends and restates and supersedes pricing supplement no. 607 to product supplement no. 93-I in its entirety. You should rely only on the information contained in this amended and restated pricing supplement no. 607-A and in the documents listed below in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 93-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 93-I dated August 6, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207003359/e28172_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement no. 607-A, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

Average SIFMA Level:

On any Determination Date, the daily weighted average of the Index levels of the SIFMA Municipal Swap Index for each calendar day in the Averaging Period. For the purposes of calculating the Average SIFMA Level, the Index level of the SIFMA Municipal Swap Index for each calendar day in the Averaging Period will be based on the Index level of the SIFMA Municipal Swap Index on the SIFMA Determination Date. The Index level of the SIFMA Municipal Swap Index is reset weekly on each SIFMA Determination Date; however, the average calculation is measured daily for each calendar day in the Averaging Period.

SIFMA Municipal Swap Index:

The Securities Industry and Financial Markets Association Municipal Swap Index, or the SIFMA Municipal Swap Index, was created by the Securities Industry and Financial Markets Association, or SIFMA, and produced by Municipal Market Data, or MMD, a Thomson Financial Services company. The SIFMA Municipal Swap Index is a seven-day high-grade market index composed of tax-exempt variable-rate demand obligations, or VRDOs, from MMD’s database of VRDO issues. The Index level of the SIFMA Municipal Swap Index is calculated on a weekly basis, and released to subscribers on Thursday. For additional information about the SIFMA Municipal Swap Index, see the information set forth under “SIFMA Municipal Swap Index” in the accompanying product supplement no. 93-I.

Designated Maturity:	Three months.
Averaging Period:	For each LIBOR Determination Date or SIFMA Determination Date, the 91-calendar day period ending on such LIBOR Determination Date or SIFMA Determination Date, as applicable.
LIBOR Determination Date:

For each calendar day in the Averaging Period, the immediately preceding Thursday. However, if such day is not a business day or a London business day, the applicable LIBOR Determination Date will be the following day that is both a business day and a London business day.

SIFMA Determination Date:

For each calendar day in the Averaging Period, the immediately preceding Thursday. However, if such day is not a U.S. Government Securities Business Day, the applicable SIFMA Determination Date will be the following U.S. Government Securities Business Day.

London business day:

Any day, unless otherwise specified in the relevant terms supplement, other than a day on which banking institutions in London are authorized or required by law, regulation or executive order to close.

U.S. Government Securities Business Day:

Any day, unless otherwise specified in the relevant terms supplement, other than a Saturday, Sunday or a day on which SIFMA recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Interest Factor:	10.00% per annum.
Leverage Factor:	10.00.
LIBOR Adjustment Factor:	67.0%.
Minimum Rate:	0.00% per annum.
CUSIP:	48123J2T5

JPMorgan Structured Investments — Callable Leveraged Floating Rate Notes Linked to the 3-Month LIBOR and the SIFMA Municipal Swap Index	PS-1

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY OR UPON EARLY REDEMPTION — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity or if we redeem the notes, regardless of the levels of the Average LIBOR and the Average SIFMA Level. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  QUARTERLY INTEREST PAYMENTS — The notes offer quarterly interest payments at the applicable Interest Rate. Interest, if any, will be payable quarterly in arrears on the 13th calendar day of February, May, August and November of each year (each such date, an “Interest Payment Date”), commencing November 13, 2007, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the Redemption Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment shall be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.
  POTENTIAL QUARTERLY REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole or in part, on the 13th calendar day of February, May, August and November of each year (each such date, a “Redemption Date”), commencing August 13, 2011, for a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the 15th calendar day prior to the Redemption Date.
  TAX TREATMENT AS VARIABLE RATE DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 93-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes should be treated for U.S. federal income tax purposes as “variable rate debt instruments.” Assuming such characterization is respected, interest paid on the notes would generally be taxable to you as ordinary income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes, and gain or loss realized on the sale, exchange or other disposition of the notes generally would be capital gain or loss. However, due to the absence of authorities that directly address the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the Internal Revenue Service could seek to treat the notes for U.S. federal income tax consequences as “contingent payment debt instruments.” If the Internal Revenue Service were successful in asserting such treatment, the timing and character of income with respect to the notes would be significantly affected. Among other things, a U.S. Holder would be required to accrue interest income as original issue discount, subject to adjustments, at a “comparable yield” on the notes and any gain on the sale, exchange or other disposition of the notes would be treated as interest income. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 93-I dated August 6, 2007.

  THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES IS NOT FIXED AND IS VARIABLE — The rate of interest paid by us on the notes for each Interest Period is not fixed, but will vary depending, in part, on the difference, or spread, between the Average LIBOR (as adjusted by the LIBOR Adjustment Factor) and the Average SIFMA Level, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. The variable interest rate on the notes, while determined, in part, by reference to the LIBOR Rate and the SIFMA Municipal Swap Index, does not actually pay at such rates. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives. We have no control over any fluctuations in the LIBOR Rate or the Index level of the SIFMA Municipal Swap Index.
  THE INTEREST RATE ON THE NOTES IS BASED ON THE SPREAD BETWEEN THE AVERAGE LIBOR (AS ADJUSTED BY THE LIBOR ADJUSTMENT FACTOR) AND THE AVERAGE SIFMA LEVEL, WHICH MAY RESULT IN AN INTEREST RATE OF ZERO — The LIBOR Rate and the SIFMA Municipal Swap Index may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on the LIBOR Rate and the SIFMA Municipal Swap Index may be partially offset by other factors. We cannot predict the factors that may cause the spread between the Average LIBOR (as adjusted by the LIBOR Adjustment Factor) and the Average SIFMA Level to increase or decrease. A decrease in the positive spread or an increase in the negative spread between the Average LIBOR (as adjusted by the LIBOR Adjustment Factor) and the Average SIFMA Level will result in a reduction of the Interest Rate per annum payable for the corresponding Interest Period. The amount of interest you accrue on the notes in any Interest Period may decrease even if either or both of the LIBOR Rate and the Index level of the SIFMA Municipal Swap Index increases. Interest during any Interest Period may be equal to zero, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.

JPMorgan Structured Investments — Callable Leveraged Floating Rate Notes Linked to the 3-Month LIBOR and the SIFMA Municipal Swap Index	PS-2
  THE LEVERAGE FACTOR MAY SUBSTANTIALLY REDUCE THE INTEREST RATE ON THE NOTES AND MAY LEAD TO PRICING FLUCTUATIONS — The Leverage Factor of 10.00 in the Interest Rate formula could result in the Interest Rate for any Interest Period being substantially lower than the Interest Factor, which represents the fixed component of the interest payment. This could negatively impact the market value of the notes, even in cases where the negative spread between the Average LIBOR (as adjusted by the LIBOR Adjustment Factor) and the Average SIFMA Level is relatively small.
  IF THE NOTES ARE REDEEMED BY US, THE AGGREGATE AMOUNT OF INTEREST PAID TO YOU WILL BE LESS THAN THE AGGREGATE AMOUNT OF INTEREST PAYABLE OVER THE TERM OF THE NOTES IF HELD TO MATURITY — If we redeem all or part of your notes, for the notes that are redeemed, you will receive the principal amount of such notes and, assuming you are the record holder of the notes at the close of business on the 15th calendar date prior to the Redemption Date, accrued and unpaid interest to but excluding the Redemption Date. The aggregate amount of interest paid to you will be less than the aggregate amount of interest payable over the term of the notes if held to maturity. We may choose to redeem the notes early or choose not to redeem the notes early on any Redemption Date, in our sole discretion. We may choose to redeem the notes early, for example, if U.S. interest rates decrease significantly or if the volatility of U.S. interest rates decreases significantly. If we redeem the notes early, your return may be less than the yield that the notes would have earned if they had been held to maturity, and you may not be able to reinvest your funds at the same rate as provided by the notes.
  THE SPREAD BETWEEN THE AVERAGE LIBOR (AS ADJUSTED BY THE LIBOR ADJUSTMENT FACTOR) AND THE AVERAGE SIFMA LEVEL WILL BE AFFECTED BY A NUMBER OF FACTORS — The amount of interest, if any, payable on notes will depend on the spread between the Average LIBOR (as adjusted by the LIBOR Adjustment Factor) and the Average SIFMA Level. A number of factors can affect the spread between the Average LIBOR (as adjusted by the LIBOR Adjustment Factor) and the Average SIFMA Level by causing changes in the relative values of the LIBOR Rate and the Index level of the SIFMA Municipal Swap Index including, but not limited to:
    changes in, or perceptions, about future marginal tax rates;
    changes or uncertainty with respect to the tax-exempt nature of municipal securities;
    changes in the tax treatment of comparable securities; and
    relative supply and demand for tax-exempt and taxable debt in their respective marketplaces and other factors affecting pricing of tax-exempt debt.
  THE METHOD OF DETERMINING THE VARIABLE INTEREST RATE FOR ANY INTEREST PERIOD MAY NOT DIRECTLY CORRELATE WITH ACTUAL LEVELS OF THE LIBOR RATE AND THE SIFMA MUNICIPAL SWAP INDEX — The determination of the Interest Rate per annum payable for any Interest Period will be based, in part, on the LIBOR Rate and the SIFMA Municipal Swap Index, but it will not directly correlate with actual levels of the LIBOR Rate and the SIFMA Municipal Swap Index. We will use the LIBOR Rate on each LIBOR Determination Date and the Index level of the SIFMA Municipal Swap Index on each SIFMA Determination Date to determine the Average LIBOR and the Average SIFMA Level, respectively, on the applicable Determination Date, which are in turn used to determine the Interest Rate for such Interest Period. Moreover, the Average LIBOR and the Average SIFMA Level will be based on a daily weighted average of the LIBOR Rate and the Index level of the SIFMA Municipal Swap Index that are reset weekly on the LIBOR Determination Date or SIFMA Determination Date, as applicable.
  YOU WILL HAVE NO RIGHTS WITH RESPECT TO ANY VRDO INCLUDED IN THE SIFMA MUNICIPAL SWAP INDEX — As a holder of the notes, you will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any VRDO included in the SIFMA Municipal Swap Index. An investment in the notes does not constitute an investment in any VRDO included in the SIFMA Municipal Swap Index. In addition, the interest you earn on the notes, if any, will not be tax-exempt municipal bond interest for U.S. federal income tax purposes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement no. 607-A is based on the full principal amount of your notes, the original issue price of the notes includes the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

JPMorgan Structured Investments — Callable Leveraged Floating Rate Notes Linked to the 3-Month LIBOR and the SIFMA Municipal Swap Index	PS-3
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the levels of the LIBOR Rate and the SIFMA Municipal Swap Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility the LIBOR Rate and the Index level of the SIFMA Municipal Swap Index;
    the spread between the LIBOR Rate and the Index level of the SIFMA Municipal Swap Index;
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples of Calculation of the Interest Rate for an Interest Period

The following examples illustrate how to calculate the Interest Rate for an Interest Period. The hypothetical Average LIBORs, Average SIFMA Levels and Interest Rates set forth in the following examples are for illustrative purposes only and may not be the actual Average LIBOR, Average SIFMA Level or Interest Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The Average LIBOR is 5.50% and the Average SIFMA Level is 3.50%. Because 67% of the Average LIBOR of 5.50% is greater than the Average SIFMA Level of 3.50%, the Interest Rate is greater than the Interest Factor of 10.00% and is calculated as follows:

10.00% + {10.00 x [(67.0% x 5.50%) – 3.50%]} = 11.85%

Example 2: The Average LIBOR is 5.50% and the Average SIFMA Level is 4.00%. Because 67% of the Average LIBOR of 5.50% is less than the Average SIFMA Level of 4.00%, the Interest Rate is less than the Interest Factor of 10.00% and is calculated as follows:

10.00% + {10.00 x [(67.0% x 5.50%) – 4.00%]} = 6.85%

Example 3: The Average LIBOR is 5.50% and the Average SIFMA Level is 4.90%. Because 67% of the Average LIBOR of 5.50% is less than the Average SIFMA Level of 4.90% and the Interest Rate may not be less than the Minimum Rate, the Interest Rate is equal to the Minimum Rate of 0.00%.

Historical Information

The first graph on the following page sets forth the historical performance of the Average LIBOR and the Average SIFMA Level, in each case, for the 91-calendar day periods ending on the last calendar day of each month, from January 31, 2002 through July 31, 2007. The LIBOR Rate on August 6, 2007 was 3.5625%. The Index level of the SIFMA Municipal Swap Index on August 6, 2007 was 3.52%.

The second graph on the following page sets forth the historical spread between 67% of the Average LIBOR and the Average SIFMA Level, which we refer to as the LIBOR/SIFMA Spread, for the 91-calendar day periods ending on the last calendar day of each month, from January 31, 2002 through July 31, 2007.

For purposes of such graphs, the Average LIBOR and the Average SIFMA Level are calculated in the same manner as the notes, as described above.

We obtained the LIBOR Rates and the Index levels of the SIFMA Municipal Swap Index used to construct the graphs below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of Average LIBOR, the Average SIFMA Level and the LIBOR/SIFMA Spread should not be taken as an indication of future performance, and no assurance can be given as to the Average LIBOR or the Average SIFMA Level on any of the LIBOR Determination Dates or SIFMA Determination Dates, as applicable, or the LIBOR/SIFMA Spread on any of the Determination Dates. We cannot give you assurance that the performance of the Average LIBOR, the Average SIFMA Level or the LIBOR/SIFMA Spread will result in any positive interest payments in any Interest Period.

JPMorgan Structured Investments — Callable Leveraged Floating Rate Notes Linked to the 3-Month LIBOR and the SIFMA Municipal Swap Index	PS-4

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement no. 607-A, which will be the fifth business day following the pricing date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

JPMorgan Structured Investments — Callable Leveraged Floating Rate Notes Linked to the 3-Month LIBOR and the SIFMA Municipal Swap Index	PS-5